FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For registration of certain classes of securities pursuant to section 12(b) or (g) of the

Securities Exchange Act of 1934

The Rowe Companies

(Exact name of registrant as specified in its charter)

Nevada	54-0458563
(State of incorporation or organization)	(IRS Employer Identification Number)

1650 Tysons Blvd, Suite 710, McLean, Virginia	22102
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, per value, $1.00 par share	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box .[X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [    ]

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Description of Registrant’s Securities to be Registered.

The authorized capital stock of The Rowe Companies (the “Company”) consists of 50,000,000 shares of common stock, $1.00 par value per share (the “Common Stock”).

Holders of Common Stock have one vote per share on each matter submitted to a vote of stockholders, the right to receive such dividends, if any, as may be declared by the Board of Directors out of assets legally available therefor, and the right to receive net assets in liquidation after payment of all amounts due to creditors. Holders of Common Stock have no conversion rights and are not entitled to any preemptive or subscription rights. The Common Stock is not subject to redemption or any further calls or assessments. Holders of the Common Stock have noncumulative voting rights in the election of directors. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

Pursuant to the Company’s Articles of Incorporation, the Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one third of the directors are elected each year. The Company’s Bylaws provide that directors may be removed only for cause and only by the Board of Directors or by the affirmative vote of the holders of 75% of the outstanding shares of capital stock entitled to vote for the election of directors. The Company’s Articles of Incorporation provide that certain “business combinations” (e.g., mergers, significant asset sales and significant stock issuances) involving “related persons” (generally 10% or greater stockholders of the Company) require the approval of the holders of at least 75% of the Company’s outstanding shares entitled to vote generally in the election of directors unless either (1) at least 75% of the directors unaffiliated with the Related Person have approved the business combination or (2) certain fair price and procedure requirements are satisfied. Each of these provisions could have the effect of delaying or making it more difficult to effect a change in control of the Company.

Item 2.     Exhibits.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES Registrant

/s/ Gene S. Morphis
Gene S. Morphis Chief Financial Officer

Date: March 12, 2003